Exhibit 99.1

ICON plc: Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 19 December, 2011 it purchased for cancellation 144 Ordinary Shares, at an average price of $15.94.

Following the cancellation of these shares, the Company will have 60,172,091 Ordinary Shares in issue.